UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED

(Name of Person Filing Statement)

Common Stock, $0.002 par value per share
(Title of Class of Securities)

928241108
(CUSIP Number of Class of Securities)

J. Peter Wolf

Vice President, General Counsel and Secretary

730 Stockton Drive

Exton, Pennsylvania 19341

(610) 458-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent Michael P. Rogan Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	George R. Bason, Jr. William J. Chudd Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by ViroPharma Incorporated, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 25, 2013.  The Schedule 14D-9 relates to the tender offer by Venus Newco, Inc. (“Purchaser”), a Delaware corporation and a wholly owned direct subsidiary of Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland, and a wholly owned indirect subsidiary of Shire plc, a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase all of the outstanding Shares, for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2013 and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and SPHIL with the SEC on November 25, 2013.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Explanatory Note: As contemplated by the proposed settlement of certain litigation described in Item 8 of the Schedule 14D-9 under the heading “Certain Litigation Related to the Offer,” as further described below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety.  The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement.

Item 4.    The Solicitation or Recommendation

Section (b) Background of the Offer; Reasons for Recommendation of Item 4 of the Schedule 14D-9 is hereby amended as follows:

By amending and restating in its entirety the first sentence of the paragraph that begins at the bottom of page 12 and continues onto the top of page 13 as follows:

“On December 20, 2012, Shire’s then-Chief Executive Officer, Angus Russell, telephoned Mr. Milano, with whom he had no prior personal or professional relationship.”

By adding the following to the fourth full paragraph on page 13 after the sixth sentence:

“The Company’s plan generally focused on growth through sales of its marketed products, through continued development of its product pipeline, through expansion of sales into additional territories outside the United States, through potential acquisition or licensing of products and product candidates and the acquisition of companies and the Company’s plan generally expected future growth to be driven by sales of Cinryze, both domestically and internationally, sales of Plenadren and Buccolam in Europe and by the Company’s development programs, including maribavir and VP20629.”

By amending and restating in its entirety the fifth sentence of the paragraph that begins at the bottom of page 12 and continues onto the top of page 13 as follows:

“On April 5, 2013, Mr. Russell’s successor and Shire’s new Chief Executive Officer, Flemming Ornskov, M.D., telephoned Mr. Milano, with whom he had no prior personal or professional relationship, to introduce himself and to note Shire’s continued interest in exploring potential opportunities for a strategic transaction with the Company.”

By amending and restating in its entirety the first sentence of the last paragraph that begins at the bottom of page 15 and continues onto the top of page 16 as follows:

“On June 21, 2013, the parties executed a Confidentiality Agreement, which included a customary one-year standstill provision that permitted Shire to make a private proposal in respect of the Company to the Board at any time and provided that the standstill restrictions would terminate in the event that, among other things, any person or group entered into an agreement with the Company contemplating the acquisition of more than 50% of the Company’s outstanding securities. On June 22, 2013, the Company made available to Shire certain targeted, non-public information through an electronic data room. ”

By amending and restating in its entirety the second sentence of the last full paragraph on page 16 as follows:

“In addition, Mathew Emmens, the Chairman of Shire’s board of directors, placed a call to Board member Robert J. Glaser, with whom Mr. Emmens had worked at other pharmaceutical companies, seeking to understand the Company’s rationale for rejecting Shire’s most recent proposal.”

By deleting the period and adding the following to the end of the last sentence of the second full paragraph on page 17:

“and decided against commencing any such process at this time because it posed a meaningful risk of potential market leaks, which could harm the Company and its stockholders. In reaching this decision, the Board considered that it was not yet presented with a proposal that included a price at which it was willing to pursue a potential transaction, and that the Company remained focused on executing its operating plan.”

By amending and restating in its entirety the fourth sentence of the first full paragraph on page 18 as follows:

“Goldman Sachs representatives, together with members of the Company’s management, reviewed a broad universe of approximately thirty-five (35) potential strategic acquirors of the Company and reviewed with the Board nine (9) strategic potential acquirors who Goldman Sachs and the Company’s management believed could have an interest in exploring a potential transaction with the Company (either because they had in the past expressed potential interest in a potential transaction or because the Company’s management believed that they would be interested in the orphan drug category) and, in each case, had the potential ability to finance an acquisition.”

By adding the following sentence after the fourth sentence of the first full paragraph on page 18:

“No financial sponsors were reviewed during this process because it was believed that, based on the Company’s business profile, no financial sponsor would be interested or have the ability to finance an acquisition of the Company.”

By deleting the period and adding the following to the end of the second sentence of the paragraph that begins at the bottom of page 18 and continues onto the top of page 19:

“for a variety of expressed reasons, including lack of interest in an acquisition of the Company and concerns about the ability to pay a premium to the Company’s then current price per Share.”

By adding the following after the third sentence of the paragraph that begins at the bottom of page 18 and continues onto the top of page 19:

“The customary standstill provision, however, permitted each party to make a private proposal in respect of the Company to the Board at any time and provided that the standstill restrictions would terminate in the event that, among other things, any person or group entered into an agreement with the Company contemplating the acquisition of more than 50% of the Company’s outstanding securities.”

By deleting the phrase “The Risk-Adjusted Projections” that appears at the end of the first sentence of the second full paragraph on page 19 and replacing it in its entirety with the following:

“The Non-Risk-Adjusted Projections. The Non-Risk-Adjusted Projections were provided to Shire so that Shire could apply its own assumptions regarding potential risk adjustments. The Non-Risk-Adjusted Projections were also uploaded into the Company’s electronic data room so that the other parties executing a confidentiality agreement with the Company could also review them in connection with their evaluation of the Company.”

By deleting the word “parties” the first time it appears in the first sentence of the penultimate paragraph on page 19 and replacing it with the following phrase:

“strategic potential acquirors.”

By adding the following sentence after the second sentence of the penultimate paragraph on page 19:

“The customary standstill provision, however, permitted each party to make a private proposal in respect of the Company to the Board at any time and, in the case of Party E, provided that the standstill restrictions would terminate in the event that, among other things, any person or group entered into an agreement with the Company contemplating the acquisition of more than 50% of the Company’s outstanding securities.”

By deleting the period and adding the following to the end of the last sentence of the penultimate paragraph on page 19:

“given that Party F is a competitor of the Company’s manufacturing partner, Sanquin (as defined below), thereby presenting a significant barrier to a potential transaction under the Company’s agreements with Sanquin.”

By deleting the periods and adding the following phrase to the end of each of the second, fifth and sixth paragraphs on page 20:

“, indicating that it was unable to achieve a value of at least $50.00 per Share.”

By deleting the period and adding the following to the end of the last sentence on page 20:

“, indicating that it did not believe that the acquisition would be a good fit for Party D.”

By replacing the last sentence of the sixth paragraph on page 21 with the following:

“During this series of calls, Mr. Milano proposed a transaction price of $51.00 per Share and in connection with a transaction at such price, a $200 million antitrust reverse termination fee.  In doing so, Mr. Milano also proposed an alternative $400 million antitrust reverse termination fee in connection with a transaction at a $50.00 deal price.  Dr. Ornskov stated that Shire could not pay more than $50.00 per Share and that he was willing to propose a transaction price of $50.00 per Share to Shire’s board, but offered a counterproposal in respect of the antitrust reverse termination fee of $180 million, noting that certain of Shire’s legal obligations constrained the size of termination fees it was willing to pay.”

By deleting the period and adding the following to the last sentence at the bottom of page 21:

“, indicating that it was unable to achieve a value of at least $50.00 per Share.”

By adding the following sentence to the end of the second paragraph on page 22:

“The parties never discussed, and the definitive Merger Agreement did not include, provisions regarding the future employment or retention by Shire of the Company’s senior management.”

Section (d) Opinion of Goldman, Sachs & Co., Financial Advisor to the Company of Item 4 of the Schedule 14D-9 is hereby amended as follows:

By adding the following sentence after the first sentence in the first paragraph under the section captioned “—Illustrative Discounted Cash Flow Analysis” on page 29:

“The range of discount rates was derived by application of the Capital Asset Pricing Model, which takes into account certain Company-specific metrics, including the Company’s target capital structure, an estimated cost of long-term debt and yield on cash, a forecasted marginal tax rate and historical beta, as well as certain financial metrics for the financial markets generally.”

By inserting the following after “enterprise values” in the second sentence (prior to insertion of the sentence immediately above)  in the first full paragraph under the section captioned “—Illustrative Discounted Cash Flow Analysis” on page 29:

“(value of the Company’s business to all stakeholders).”

By adding the words “listed below” to the end of the first sentence of the first paragraph under the section captioned “—Relative Trading Multiples Analysis” on page 30:

By deleting the phrase “The selected companies were:” at the end of the first paragraph under the section captioned “—Relative Trading Multiples Analysis” on page 30 and the bulleted list that follows.

By amending and restating in its entirety the chart on page 31 at the end of the section captioned “—Relative Trading Multiples Analysis” as follows:

The results of Goldman Sachs’ analysis are as follows:

	2014E Enterprise	2014E Enterprise	PE Multiple
Selected Companies	Value/Revenue	Value/EBITDA	2013E	2014E

Actelion Ltd.	4.6x	14.3x	19.1x	18.3x
Alexion Pharmaceuticals, Inc.	11.7x	24.5x	38.5x	34.6x
Ariad Pharmaceuticals, Inc.	0.9x	NM	NM	NM
Auxilium Pharmaceuticals, Inc.	2.8x	16.6x	34.4x	15.6x
BioMarin Pharmaceutical Inc.	13.7x	NM	NM	NM
Cubist Pharmaceuticals Inc.	3.7x	22.9x	NM	51.6x
Incyte Corporation	24.0x	NM	NM	NM
Salix Pharmaceuticals, Ltd.	5.5x	13.2x	26.1x	19.4x
Seattle Genetics, Inc.	13.9x	NM	NM	NM
The Medicines Company	2.4x	15.6x	79.4x	31.4x
United Therapeutics Corporation	3.7x	8.3x	16.5x	12.9x
Vertex Pharmaceuticals	19.7x	NM	NM	NM
Median Multiples:	5.0x	15.6x	30.2x	19.4x

The Company

IBES Estimates	3.4x	16.1x	NM	35.7x
Risk-Adjusted Projections	3.2x	10.9x	NM	29.1x

“NM” = not meaningful.

By inserting the following after the first full sentence in the first full paragraph under the section captioned “—Illustrative Present Value of Future Share Price Analysis” on page 31:

“This analysis is designed to provide an indication of the implied present value of a theoretical future value of the Company’s equity as a function of the Company’s estimated future earnings and its assumed price to future earnings multiples.”

By inserting the following after the first full sentence in the first full paragraph under the section captioned “—Premia Paid Analysis” on page 31:

“This analysis was undertaken to assist the Board in understanding the premia represented by the purchase price paid in the prior transactions relative to each target company’s market price at various points in time prior to the announcement date of each transaction.”

By amending and restating in its entirety the first chart on page 32 and the sentence above the chart as follows:

The selected transactions reviewed and analyzed and the premia calculated by Goldman Sachs are as follows:

Target	Acquiror	Announced Date	1-day	1-Month Average	3-Month Average	52-week high
MAP Pharmaceuticals, Inc.	Allergan, Inc.	January 22, 2013	60%	60%	64%	46%
Human Genome Sciences, Inc.	GlaxoSmithKline plc	July 16, 2012	99%	84%	68%	(52)%
Amylin Pharmaceuticals, LLC	Bristol-Myers Squibb Company	June 29, 2012	101%	91%	113%	72%
Ardea Biosciences, Inc.	AstraZeneca Plc	April 23, 2012	54%	50%	59%	13%
Micromet Inc.	Amgen Inc.	January 26, 2012	33%	39%	60%	24%
Inhibitex Inc.	Bristol-Myers Squibb Company	January 7, 2012	163%	116%	202%	68%
Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	May 2, 2011	39%	44%	39%	15%
Clinical Data, Inc.	Forest Laboratories, Inc.	February 22, 2011	19%	86%	71%	19%
Crucell NV	Johnson & Johnson	September 17, 2010	58%	62%	63%	53%
ZymoGenetics, Inc.	Bristol-Myers Squibb Company	September 7, 2010	84%	103%	119%	34%
Abraxis Bioscience Inc.	Celgene Corporation	June 30, 2010	43%	54%	74%	28%
OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.	May 16, 2010	55%	62%	69%	45%
Medarex, Inc.	Bristol-Myers Squibb Company	July 22, 2009	90%	94%	121%	59%
Cougar Biotechnology, Inc.	Johnson & Johnson	May 21, 2009	16%	24%	36%	12%
CV Therapeutics, Inc.	Gilead Sciences, Inc.	March 12, 2009	76%	105%	117%	70%
Imclone Systems Inc.	Eli Lilly & Co.	October 6, 2008	51%	64%	66%	44%
Speedel Holding AG	Novartis AG	July 9, 2008	94%	85%	79%	(32)%
Tercica, Inc.	Ipsen, S.A.	June 4, 2008	104%	104%	72%	16%

Section (e) Certain Financial Projections of Item 4 of the Schedule 14D-9 is hereby amended as follows:

By amending the table captioned “Non-Risk-Adjusted Projections — ($ in millions)” on page 37 by inserting at the bottom of the table additional rows, which read as follows:

Selected Cash Flow Items
Depreciation	3	4	4	4	4	4	4	4	4	4
Amortization	32	32	27	27	39	50	50	50	50	50
Capital Expenditures	(12)	(6)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Change in Working Capital	(64)	(39)	(29)	(26)	(33)	(29)	(28)	(35)	(36)	(48)
Milestone Payments	(3)	(75)	(48)	(60)	(40)	(137)	(95)	0	0	0

By amending the table captioned “Risk-Adjusted Projections — ($ in millions)” on page 38 by deleting the final row of the table labeled “Unlevered Free Cash Flow” and the associated footnote (1) in their entirety.

By inserting the following table and the associated footnote (1) below the table captioned “Risk-Adjusted Projections — ($ in millions) on page 38:

Unlevered Free Cash Flow

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
EBIT	$51	$136	$168	$256	$273	$351	$475	$648	$773	$938
Taxes on EBIT	(26)	(60)	(56)	(50)	(42)	(59)	(102)	(165)	(198)	(240)
Depreciation	3	4	4	4	4	4	4	4	4	4
Amortization	32	32	27	27	31	33	33	33	33	33
Capital Expenditures	(12)	(6)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Change in Working Capital	(64)	(39)	(29)	(26)	(31)	(23)	(20)	(24)	(24)	(31)
Milestone Payments	(3)	(56)	(44)	(43)	(25)	(69)	(18)	0	0	0
Unlevered Free Cash Flow (1)	$(17)	$11	$68	$168	$209	$235	$370	$493	$586	$702

(1) Unlevered Free Cash Flow is defined as EBIT, less taxes on EBIT, plus depreciation and amortization, less capital expenditures, changes in working capital and milestone payments.  Stock-based compensation expense is treated as a cash expense for purposes of determining unlevered free cash flow because such compensation is considered to reflect an expense of the Company that would be paid in cash, but for the availability of equity as a means of providing compensation.

Item 8.         Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the entire subsection entitled “Certain Litigation Related to the Offer” on page 50 of the Schedule 14D-9, with the following:

“As of December 15, 2013, four (4) purported Company stockholders have separately filed putative class action lawsuits in the Delaware Court of Chancery against the Company, the members of the Board, Purchaser, SPHIL, and in certain instances, Shire.  The actions are captioned Bradley v.ViroPharma Incorporated, et al., C.A. No. 9104-VCG (the “Bradley Action”); Manley v.ViroPharma Incorporated, et al., C.A. No. 9108-VCG (the “Manley Action”); Turbow v. ViroPharma Incorporated, et al., C.A. No. 9111-VCG (the “Turbow Action”) and Cohen v. ViroPharma Incorporated, et. al., C.A. No. 9136-VCG (the “Cohen Action”).

On December 3, 2013, the Delaware Court of Chancery entered an Order of Consolidation and Appointment of Lead Counsel (the “Consolidation Order”) consolidating the Bradley Action, the Manley Action and the Turbow Action for all purposes under the caption In re ViroPharma Incorporated Stockholders Litigation, Consol. C.A. No. 9104-VCG (the “Consolidated Action”). The Consolidation Order designated the Verified Amended Class Action Complaint filed on December 2, 2013 in the Turbow Action as the operative complaint in the Consolidated Action and appointed Pomerantz Grossman Hufford Dahlstrom & Gross LLP, 600 Third Avenue, New York, New York 10016 as lead counsel for plaintiffs.  On December 11, 2013, the Court consolidated the Cohen Action into the Consolidated Action. Generally, the Consolidated Action alleges that the defendants breached, and/or aided breaches of, fiduciary duties owed to the Company’s stockholders by, among other things, engaging in an improper process, agreeing to a transaction price that does not adequately compensate stockholders, agreeing to preclusive deal protection devices in the Merger Agreement and omitting material information in the Schedule 14D-9.  The Consolidated Action seeks, among other things, to enjoin the defendants from consummating the Merger, damages, and an award of attorneys’ fees and costs.

Following the commencement of the litigation described above, the parties engaged in expedited document and deposition discovery.  Following that discovery, on December 14, 2013, the parties executed a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle the Consolidated Action (the “Settlement”).  Pursuant to the MOU, the Company agreed to make certain disclosures in this amendment to the Schedule 14D-9 in exchange, subject to court approval, for dismissal of the Consolidated Action and a release from claims relating to, among other things, the Merger. The MOU further provides, among other things, that the Settlement is expressly conditioned on and subject to execution of a stipulation of settlement (the “Stipulation”), as well as the following conditions, which shall be included in the Stipulation: (a) the completion of confirmatory discovery, as well as Plaintiffs’ continued good faith belief that the Settlement is fair, reasonable, adequate, and in the best interests of the class; (b) final certification of the class; (c) final approval of the Settlement by the Court; and (d) the consummation of the Merger. The Settlement will not affect the form or amount of the consideration that Company stockholders are entitled to receive in the Merger.

The defendants deny that they engaged in any wrongdoing, committed any violations of law or acted improperly in any way, and believe that they acted properly at all times and that the Consolidated Action has no merit, but wish to settle the Consolidated Action in order to avoid the costs, disruption, and distraction of continued litigation of the Consolidated Action.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED

	By:	/s/ Vincent J. Milano
		Name:	Vincent J. Milano
		Title:	President and Chief Executive Officer

Dated: December 16, 2013